SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 12, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Enclosure: Press release ANGLOGOLD ASHANTI ANNOUNCES OPERATIONAL MANAGEMENT RESTRUCTURE AND CHANGE TO THE BOARD



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA13.07

ANGLOGOLD ASHANTI ANNOUNCES OPERATIONAL MANAGEMENT RESTRUCTURE AND CHANGE TO THE BOARD

In developing a strategy that places renewed emphasis on safety, productivity improvement and enhanced shareholder value, new CEO Mark Cutifani has initiated a management restructuring in which operational reporting will be brought one step closer to the CEO. The company will be moving to a regional operating structure in which there will be three operating heads reporting directly to the CEO, resulting in the Chief Operating Officer structure being redundant with immediate effect.

As a consequence of these changes and reflecting his own desire to pursue other opportunities, Neville Nicolau has advised the company of his intention to leave AngloGold Ashanti.

Cutifani commented, "We wish Neville well on his chosen path and we all join in thanking him for 29 years of dedicated and distinguished service, initially with Anglo American and then with AngloGold Ashanti since the formation of the company."

Further announcements regarding structure and appointments will be made in due course.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637-6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Steven Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	Nature of Change
Mr N F Nicolau	Resigned effective 12 November 2007

Taking account of the above the board of directors should read as follows:

Directors			Alternate Directors
Mr R P Edey	(Chairman)	(British)	
Dr T J Motlatsi	(Deputy Chairman)		
Mr M Cutifani	(Chief Executive Officer)	(Australian)	
Mr F B Arisman		(American)	
Mr R E Bannerman		(Ghanaian)	
Mrs E le R Bradley			
Mr J H Mensah		(Ghanaian)	
Mr W A Nairn			
Prof. L W Nkuhlu			
Mr S M Pityana			
Mr S R Thompson		(British)	
Mr S Venkatakrishnan		(British)	

Monday, 12 November 2007

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 12, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary